PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com


January 8, 2008



Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:	Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

	On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated October 19, 2007. For the Staff's reference we filed a Registrant Statement on Form S-4 (see Item 1 below) marked to show changes from the Schedule 14A filed on September 20, 2007. For ease of reference, we set out each SEC Staff comment below, then follow each comment with the Company's response.

===================================================================
                     Preliminary Proxy Statement
                              General

1. We note that you are submitting to your stockholders for approval a proposal requiring them, in effect, to elect whether to accept the securities of Tongxin International, Ltd, your wholly owned subsidiary to be formed under the laws of the British Virgin Islands, in exchange for their Asia Automotive Acquisition securities. Consequently, please revise your filing so that Tongxin International, Ltd. is a co-registrant, or tell us why you believe that the entity is not a co-registrant.

Response
1.  The Company has revised its filing to show Tongxin
    International, Ltd. as a co-registrant.


2. We note the following sentence on he cover page of your Form 10-QSB filed November 14, 2007: "As of October 22, 2007, 6, 013,250 shares of the registrant's common stock, par value $0.001 per share, were outstanding." Please revise your Calculation of Registrant Fee" table accordingly.

Response
2. The 6,031,250 shares reported as of October 22, 2007 should be reported as 6,380,250. This includes insider shares of 1,349,000 held in escrow. Therefore the "Calculation of Registrant Fee" table includes only those shares publicly held amounting to 5,031,250.


3.  We note your filing omits:

    1. Certain of the information required pursuant to Item 1 of Form S-4; and
    2. The information required by Item 21(a) of From S-4

    Please revise your filing accordingly.

Response
3.  The Company has revised its filing to include:

    1. The forepart of Registration Statement and outside front cover page of the Prospectus.

    2. Item 21 Exhibit Index which is included in Part II of this Proxy Statement/Prospectus.

4. Please revise your prospectus to update the references to "proxy statement" (see e.g. the cover page of the prospectus as well as pages 13, 17, 22 and 131).

Response
4. The Company has revised the prospectus to update the references to "proxy statement/prospectus" .

5. We note your response to comments four and 14 in our letter dated October 19, 2007. We also note that you have not included annexes in your proxy statement/prospectus in your amended filing. Please include the annexes in future filing.

Response
5. The Company has amended its filing to include Annexes A thru I filed previously and Annex J (UPO Clarification
    Agreement).

6. We note your response to comment eight in our letter dated October 19, 2007. We re-issue the comment. To the extent necessary, please revise your filing in accordance with each comment. In additions, we note your response with respect to
    Item 404 of regulation S-K. Disclosure pursuant to that item should appear in your proxy statement/prospectus, not just in your notes in the financial statement.

Response
6. The Company has revised its filing in accordance with the comment and inserted the disclosures in the noted sections in the proxy statement/prospectus

    *	Item 201: Market Price of and Dividends on the Registrant's
        Common Stock and Related Market Information. (Refer to Market Price Information Section on page 36)

        - Hunan Tongxin is a privately held company and no established public trading market exists for its class of common stock.

        - Holders. There are 53 holders of Hunan Tongxin's class of common stock as of December 31, 2007;

        - Dividends. Dividends were declared and paid in the aggregate amounts of approximately $400,000, $1.8 million and $8.6 million in fiscal years 2004, 2005 and 2006, respectively.

     *	Item 402: Executive Compensation (Refer to Executive
        Compensation Section on page 130).

        - Generally required compensation disclosure regarding highly compensated executive officers need not be set forth for an executive officer (other than the CEO, Mr. Zhang
          Duanxiang) whose total annual salary and bonus did not exceed $100,000.

     *	Item 404: Transactions with Related Persons, Promoters and
        Certain Control Persons (Refer to Certain Relationships &
        Related Transaction Section on page 133 and Footnote 16 in the Hunan Tongxin financial statements)

        - Review, approval or ratification of transactions with related persons: Hunan Tongxin does not have a specific review, approval or ratification process currently in place. TI will utilize the Governance Committee of the BOD to review and approve all transactions with related persons in compliance with Item 404.

        - Promoters and certain control persons. Hunan Tongxin did not have a promoter and/or certain control persons during the last five fiscal years


7. We note a number of blank spaces in the prospectus/proxy statement. Please fill in the information and update as necessary in future amendment, as previously requested in comment 15 in our letter dated October 19, 2007. For example, and without limitation, we note the common stock price and the per share cash in the trust account on page 24. Also, update the information throughout the prospectus/proxy statement-such as the number of holders of record, which is currently as of August 21, 2007.

Response
7. The Company has filled in the blank spaces as necessary and also has updated the holders of record as of December 13, 2007 and market price information on AAAC's securities through December 31, 2007.

8. Rule 416 may not cover the adjustments contemplated by the warrants, and an "indeterminate number of shares" cannot be registered. Please revise the footnote language to clarify what Rule covers or delete the reference.

Response
8. The Company has amended its filing and deleted the footnote reference to an "indeterminate number of shares" on the "Calculation of Registration Fee" page.

9. Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and the Securities Exchange Act do not apply to statements made in your Form S-4 or remove the reference to the Private
    Securities Litigation reform Act of 1995.

Response
9. The Company has amended its filing and removed the reference to the Private Securities Reform Act of 1995 in the Forward-Looking Statements Section.

================================================================
                   Notice of Special Meeting

10 We note the addition of a written demand for conversion, instead of simply checking the box electing conversion on the proxy card. Please highlight in the notice this additional step and the proxy, and refer to where the specific disclosure required is identified.

Response
10. The Company has highlighted in the Notice of Special
    Meeting on page 9 the additional step for conversion and has referenced it in the prospectus/proxy statement on page 23 as follows:

    To exercise conversion rights an AAAC stockholder must:

    *	vote against the Equity Acquisition proposal;

    *	contemporaneous with that vote against the Equity
        Acquisition proposal, send a written demand to AAAC (Attn: Corporate Secretary) at 199 Pierce Street, Suite 202, Birmingham, MI 48009, which demand must state:

        (a)  the name and address of the stockholder;

        (b) that the stockholder has voted against the Equity Acquisition proposal;

        (c) that the stockholder demands conversion of the stockholder's shares into cash; and

        (d) the address for delivery of the check for the aggregate conversion payment to be received by the stockholder if the shares are converted to cash

=================================================================
       Enforceability of Civil Liabilities Against Foreign
                       Persons, page 18

11. We note the following disclosure:

    *	"(a)ll of the officers of TI will be located in the US

    *	"an investor should understand it is not likely that
        service of process upon (the company's) officers. We be obtainable within the United Sates for actions originating in the united Sates", and

    *	Certain.executive officers are resident outside the
        United States, and all or a substantial portion of the equity of these person are or may be located outside the United States"

    Please reconcile this disclosure, and, if necessary, please revise your filing accordingly.

Response
11. The Company has amended its filing and reconciled its
    disclosures as follows:
    *	TI is incorporated under the laws of the BVI, and its
        operating company, Hunan Tongxin, is incorporated under the laws of the PRC and operates only in the PRC. Substantially all of the equity of TI and its Chinese operating company will be located in the PRC, All of the officers of the operating company (Hunan Tongxin) will be located in the PRC.

    *	Deleted the paragraph "It will be difficult for
        investors..........."

================================================================
                        Summary page 19

12. Please highlight your status as a foreign private issuer after the business combination in the summary and include a reference to the risk factor for the associated risks.

Response
12. The Company has highlighted its status as a foreign private issuer after the business combination in the summary on page 22 and included a reference to the risk factor on page
    46.

==================================================================
                  Appraisal Rights, page 24

13. Please add a cross-reference to pertinent disclosure in your proxy statement/prospectus in accordance with Item 3 (j) of Form S-4

Response
13. The Company has added a cross reference on page 24 to pertinent disclosure about whether or not dissenters' rights of appraisal exist as follows:

    APPRAISAL RIGHTS

    Appraisal rights are available under the Delaware General Corporation Law for the stockholders of AAAC in connection with the Redomestication proposal. The procedure to exercise appraisal rights is described in detail elsewhere in this proxy statement. For a more complete discussion of appraisal rights including dissenters' rights see Annex H.

==================================================================
                        Proxies Page 25

14. Please reconcile your statement that proxies may be solicited by Internet with your statement on page 51 that proxies may be solicited by email.

Response
14. The Company has reconciled on pages 25 and 51 that proxies may be solicited by Internet via email.

==================================================================
      Interests of AAAC Directors and Officers in the Equity
                 Acquisition Proposal, Page 25

15. Please add disclosure pursuant to Item 18 1(a)(5)(i) of Form S-4

Response
15. The Company has added disclosure pursuant to Item 18
    (a)(5)(i):

    * AAAC's executives and directors own a total 1,149,000
      shares of AAAC common asset that have a market value
      of $9,444,780 based on AAAC's share price of  $8.22
      as of December 13, 2007. However, as AAAC's directors and executives are contractually prohibited from selling their shares prior to April 19,2008 (during which time the value of the shares may increase or decrease), it is impossible to determine what the financial impact of the post business combination will be on AAAC's directors and officers.

    * AAAC's executives and directors own a total 290,000 warrants of AAAC that have a market value of $899,000 based on AAAC's warrant price of $3.10 as of December 13, 2007. However, as AAAC's directors and executives are contractually prohibited from selling their warrants prior to the completion of the Equity Acquisition (during which time the value of the warrants may increase or decrease), it is impossible to determine what the financial impact of the post business combination will be on AAAC's directors and officers.

16. We re-issue comment 13 in our letter dated October 19, 2007, Clearly describe all substantial interests in the transaction by the officers and directors. We note that the table on page 127 includes as management after the business combination Messer. Herren and Wilson

Response
16. The Company has modified this section to clearly describe all substantial interests in the transaction by the officers and directors as follows:

    Additionally Messrs. Herren and Wilson will serve as Chief Executive Officer, Chief Operating Officer of TI, respectively. After completion of the business transaction, based upon the market price of common stock and warrants as of December 31, 2007 ($8.19/share and $2.99/warrant, respectively),
    Mr. Herren owns 448,000 shares of common stock and 90,400 warrants worth a total of $3.93 million, Mr. Wilson will own 448,000 shares of common stock and 90,400 worth a total of $3.93 million.

===================================================================
          Selected Historical Financial Data, page 30

17. We note your response to prior comment 16. Please reconcile the disclosed dollar amounts of common shares subject to possible conversion for the inception date period as of December 31, 2006 to the amounts recorded in the financial statement. In addition we note that the introductory language on page 30 does not refer to the most recent financial statements included in this filing. Please revise your disclosure accordingly.

Response
17. The Company has revised its disclosure on page 32 and reconciled the dollar amounts to the amounts recorded in the financial statements and has amended the introductory language in the most recent financial statement.

==================================================================
          Selected Unaudited Pro Forma Combined Financial
                       Information, page 32

18. We note your response to prior comment 17. However, certain disclosures still do not agree to the pro forma financial stamens (e.g. diluted EPS for the year ended December 31, 2006).

    Please revise your disclosure accordingly.

Response
18. The Company has revised this section to reconcile the financial disclosures with the pro forma financial statements.

19 We note your response to prior comment 72 and 73, and your disclosure that since AAAC doses not have any assets with operating substance except cash, the transaction has been accounted for as a purchase. We do not believe the lack of operating assets other than cash by either entity has any relevance to the determination of the accounting acquirer for the transaction. Please revise your disclosure to state how you evaluated each of the factors outlined in paragraphs 16-17 of SFAS in your determination of the accounting acquirer. Also, please address in your revised disclosure how you determined that 4.5 million shares that will be issued to Hunan Tongxin management should be accounted for as part of the acquisition rather than share-based compensation. W note your disclosure on page 21 that such shares will be issued as an incentive to retain the management team, and your response to prior comment 73 indicates that continued employment is required, both of which would appear to indicate that the issuance of the shares would be accounted for as a share based compensation rather than as part of the purchase price for the acquisition.

Response
19. The Company and amended its filing and inserted the following wording on page 32 as follows:

    The Company has determined that AAAC would be the accounting acquirer under SFAS 141 paragraph 17 (a) which states that "consideration should be given to the existence of any unusual or special voting arrangements and options, warrants or convertible securities". Immediately prior to the acquisition the Company will have 6,380,250 shares outstanding and 5,031,250 warrants outstanding (not including the Representative's Unit Purchase Option for 350,000 shares and 350,000 warrants). On a fully diluted basis the Company would control 12,111,500 shares prior to the acquisition. The proposed acquisition includes 4,500,000 shares to be issued to Hunan Tongxin management, which would indicate that directly after the acquisition the shareholders of AAAC would retain approximately 72.9% of the combined entity on a fully diluted basis (58.6% on a non diluted basis).

    The Company has also determined that the 4,500,000 shares issued to the management of Hunan Tongxin would be treated as part of the acquisition under SFAS 141 paragraph 26 were it states that "Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in the determining the cost of an acquired entity and recorded at that date." The Company has also determined the 2,000,000 contingent shares in the Performance Earn Out Agreement (earnings contingency) will be recorded when the contingency is resolved and recorded at fair value of the consideration issued as an additional cost of the acquired entity (outlined in SFAS 141 paragraph 28).

    The Company ahs also revised its disclosure on pages 7 and 21.

==================================================================
           Comparative per Share Information, page 34

20 Please tell us how you computed book value per share as of December 31, 2006 and September 30, 2007 as presented on page 36 and provide all supporting calculations. In addition, please revise your tabular disclosure on page 36 to define the last two lines of data.

Response
20. The Company has computed revised book value per share on page 36 as stockholders equity divided by average common shares as follows:

                           AAAC       Hunan Tongxin   Combined Company
                         -----------  --------------  ----------------

* Book Value Per Share
  December 31, 2006
  - Stockholder Equity    18,754,574    13,319,000             -

  - Average Shares         6,380,250    72,521,705             -

  - Per Share               $2.939       $0.1837               -

* Book Value Per Share
  September 30, 2007
  - Stockholder Equity    20,833,681    22,386,000       64,506,000

  - Average Shares         6,380,250    72,521,705        6,380,250

  - Per Share               $3.273       $0.309            $10.110


    In addition the Company has revised the tabular disclosure and realigned the last two lines with the corresponding data to agree with the above two captions.

===============================================================
              The AAAC Special Meeting, page 47
                  Conversion Rights, page 50

21. We note your response to comment 24 in our letter dated October 19, 2007. Your statement, "any stockholder of AAAC holding shares of common stock issued in AAAC' initial public offering who votes against the Equity Acquisition Proposal may, at the same time, demand that AAAC convert his or hers shares in a pro rata portion of the trust account as of the record date," seems to conflict with your statement in your prospectus dated April 11, 2006, that "the redemption rights to the public stockholders may result in the redemption for cash of up to approximately 19.99% of the aggregate number of the share sold in this offering as a per share redemption price equal to the amount in the trust account as of two business days prior to the consumption of the proposed business combination. Please revise your filing accordingly, or tell us why a revision is unnecessary.

    In addition , we note the following statement regarding this matter on page 23 of your proxy/statement/prospectus:" AAAC will convert each share of common stock in a pro rata portion of the trust account as based on 2 days prior of the record date." We find this statement confusing. Please revise your filing accordingly, or tell us why a revision is unnecessary.

Response
21. The Company has revised its filing as follows:

    * The Conversion Rights Section on page 50 has been amended to reflect that the potential conversion of shares will be on the pro rata portion of the trust account as of two business days prior to the consummation of the proposed transaction.

================================================================
     Background of the Equity Acquisition Agreement, page 53
          The Candidate Identification Process, page 53

22 We partially re-issue comment 28 in our letter dated October 19, 2007. Provide clear disclosure as to how and when you first became aware of Hunan Tongxin and when contact between the parties, direct or indirect, commenced. Revise this section to provide clear disclosure of the contacts and communication between the parties in the process.

Response
22. The Company has amended its filing and provided clear disclosure regarding how and when it first became aware of Hunan Tongxin and revised this section on page 53.

23. We reissue comment 29 in our letter dated October 29, 2007 Please disclose whether there is any present or proposed material agreement, arrangement, understanding or relationship between Manhattan Capital Group and you. Also, clarify whether Manhattan Capital group or any other party will receive finder's fees or any other compensation as part of this acquisition.

Response
23. The Company has inserted the following disclosure on page
    54 of this Section:

    There is no present or proposed material agreement, arrangement, finders fee, understanding or relationship between AAAC and Manhattan Capital Group.

24. We reissue comment 30 in our letter dated October 19, 2007.

    Please briefly describe the negotiations pertaining to:

    *	The reorganizations of Hunan Tongxin and you;

    *	The consideration to be paid for Hunan Tongxin;

    *	The terms of the additional consideration to be paid
        subsequent to the close of the business combination to retain key management personnel;

    *	The terms of the additional consideration to be paid in
        2008 for performance achieved in 2007; and

    *	The inclusion of certain Hunan Tongxin equity holders
        on the board of directors of the surviving corporation.

Response
24. The Company has revised its disclosure and inserted on page
    54 to briefly describe the negotiations with Hunan Tongxin.

25. We note your response to comment 33 in our letter dated
    October 19, 2007, however, we could not locate the modified disclosure in your proxy statement/prospectus.

Response
25. The Company has modified its prior response to comment 33 in the your letter dated October19, 2007 and inserted the following paragraph on page 56:

    Tongxin International will be the post-transaction company. Its wholly owned subsidiary, Hunan Tongxin, will be responsible for running the day-to-day business in China. At the corporate level, Tongxin International will be responsible for advising and complying with various requirements as a publicly traded company. In addition, Tongxin International will manage marketing and sales activities outside of China and oversee mergers and acquisitions globally.

==============================================================
    Board Consideration and Approval of Transaction, page 56
          Due Diligence Information Materials, page 59

26. We note your response to comment 34 in our letter dated
    October 19, 2007. We reissue that comment with respect to "opportunity analysis of customer programs".

Response
26. The Company has modified its disclosure to define
    "opportunity analysis of customer programs" on page 60.

27 We reissue comment 36 in our letter dated October 19, 2007. We note your disclosure" the valuation for the future of Hunan Tongxin was based on various assumptions, including projected sales, assumed margins, and projected net income." Please disclose each assumption, and brief discuss why you believe the assumptions are valid.

Response
27. The Company has disclosed that it used three assumptions in the current valuation of Hunan Tongxin including sales growth, manufacturing capacity and margin compression and inserted on page 60.

====================================================================
                 Satisfaction of 80% Test, page 61

28. We note that you used 11 companies for your analysis. We also note the following statement: " Subsequently eight companies were selected based on their single or dual focus technical competency which is similar to that of Hunan Tongxin." Please clarify any distinctions between the companies used for your analysis, or revise your filing accordingly.

Response
28. The Company has clarified that 11 companies were used for its analysis and has amended its filing on page 62.


29. We issue comment 39 in our letter dated October 19, 2007, particularly the second and third points thereof. Please provide the following:

    * clear disclosure of the specific valuation methods used to determine the valuation of this transaction,

    * clear disclosure of the assumptions and projections used, and

    * clear disclosure as to the actual valuation(s) or range of valuations from these valuation methods.

Response
29. The Company has amended its filing and provided clear disclosure on page 61 of its specific valuation methods, assumptions and projections and the actual valuation(s) or range of valuations to determine the valuation of this transaction.

30. We reissue comment 41 in our letter dated October 19,2007.
    We note your disclosure:

    The board made several assumptions in deriving statistics about Hunan Tongxin that were used solely for the purpose of management's determining a value of Hunan Tongxin. Investors should not place any weight on these projections, because any projection is subject to many assumptions, some or all of which may not be correct or occur as assumed.

    Please specify each assumption. Also, please explain how you determined these projections were reasonable.

Response
30 The Company has amended the disclosure on page 61 to specify three assumptions regarding financial projections of Hunan
    Tongxin. The assumptions included sales growth, Hunan
    Tongxin's manufacturing capacity and net income margin.


31. We reissue comment 42 in our letter dated October 19, 2007. Please explain the statement that "investors should not place any weight on these projections." It is unclear why management relied upon these projections in determining the valuation of the transaction when the company is cautioning investors not to place any weight on these projections. If you mean that investors should not rely upon these projections for any other purpose than determining valuation, and that these projections should not be considered earnings projections, provide clear disclosure.

Response
31. The Company has clarified its disclosure on page 63 as follows:

    The board made the above noted assumptions in deriving statistics about Hunan Tongxin that were used solely for the purpose of management's determining a value of Hunan Tongxin. Investors should not rely upon these projections for any other purpose than determining valuation, and that these assumptions should not be considered projected earnings.

===================================================================
    Material United States Federal Income Tax Considerations of the Redomestication, page 65

32. This section should name tax counsel and disclose tax counsel's opinion on each material tax consequence. This would apply to the disclosure commencing on page 78.

Response
32. The Company has disclosed in this section and on page 78 that Strobl & Sharp P.C. has provided an opinion on each material tax consequence. A copy of the opinion is included as an exhibit in the prospectus/proxy statement.


33. The disclosure in this section appears to assume that the Equity Acquisition Agreement and the Redomestication will constitute reorganization. The opinion should not assume a legal conclusion underlying the opinion. Please revise accordingly.

Response
33. The disclosure in this section has been revised to remove the reference to a legal conclusion underlying the opinion. Refer to the response in Comment 32 above.

===================================================================
       Information About Hunan Tongxin Enterprise Co. Ltd.,
                           page 79

34. Please provide the disclosure required by Item 101(a)(1), and (c)(1)(iii), (iv) and (xi) of Regulation S-k. detailed discussion of Hunan Tongxin's business, as required by Item
    101 of Regulation S-K.

Response
34. The Company has provided a more detailed discussion of Hunan Tongxin's business, as required by Item 101 of regulation S-K, in the narrative on page 79.

====================================================================
                    Competition, page 82.

35. Please revise your filing to clarify the statement "
    Quality in this environment is a given".

Response
35. The Company has amended its filing on page 82 to clarify that "quality in this environment is a given in that the customers expect and even demand defect free products from all supplies".

====================================================================
             Management's Discussion and Analysis, page 83

36. We note your disclosures regarding EBITDA margin expansion on pages 85-86. Please tell us why you believe it is appropriate to present such information, and revise to provide the disclosures required by Item 10 (h) of regulation S-B. Alternatively, revise your disclosure to use a financial measure calculated in accordance with generally accepted accounting principles.

Response
36. The Company believes that presenting an executive overview of key financial information for Hunan Tongxin is appropriate in providing further disclosure of Hunan Tongxin. Correspondingly, on page 86 the Company has revised its disclosure and is using Net Income as a financial measure calculated in accordance with generally accepted accounting principles and has replaced the EBITDA table with a Net Income table.

================================================================
              Results of Operations, page 90
                         General

37. We note your response to prior comment 56. Considering your disclosure that product order shipment represents shipping expenses carrying finished products from the company warehouse to customers' premises, and that such amounts comprise approximately 64-75% of total selling expenses. Please tell us why you believe that the inclusion of these amounts in selling expenses is consistent with the guidance of paragraph 8 in EITF 00-10, and revise your disclosure as appropriate.

Response
37. The company has clarified on page 91 that Hunan Tongxin is reporting revenue on a gross basis, including the cost of shipping finished product. The cost of this shipping is included in SGA as an expense. This is in accordance with the guidance in ETIF 00-10. The Company has evaluated the significance of outbound freight expense versus the total cost of SGA as well as the impact on gross profit and has concluded that the importance of capturing this expense in sales expense, where one manager has the responsibility for total sales expense (including the cost of outbound freight) far out weighs any argument to include this item on a different line of the income statement.


38. We note your response to prior comment 57. We believe that generally accepted accounted principles require sales commissions to be recorded in the same period that revenue is recognized. Please revise the financial statements accordingly, including any restatement disclosure required by SFAS 154. Alternatively, if you believe the effect of recording sale commissions on an accrual basis would not be material to the financial statements taken as a whole, please tell us how you evaluated the provisions of Staff Accounting
    Bulletins No 99 and 108. with respect to each affected annual and interim period. We may have additional comments after reviewing your response.

Response
38. The Company has clarified through Hunan Tongxin's independent auditor that sales personnel are compensated on a salary basis and not on a commission basis. The confusion existed because of the responsibilities of the sales personnel and not the way they are compensated. The sales personnel are responsible for both revenue generation and collection of accounts receivable.

================================================================
           Liquidity and Capital Resources, page 96
                            General

39. We note your response to prior comment 59. We continue to note various computational errors in your revised disclosures. For example, the net cash flows from operating activities disclosed ob page 96 appear to relate to the financial statements of AAAC rather than Hunan Tongxin, although the majority of the underlying activity appears to relate to Hunan Tongxin. In addition, your disclosure of page 99 incorrectly describes a change in net income of $5.7 million, and identifies an increase if account receivable as a decrease. Please revise your disclosure to reconcile each disclose amount to your financial statements, and to replace boilerplate type disclosures such as "other changes were the result of revenue recognition" with disclosure that provide insight into the reasons for the changes in reported cash flows.

Response
39. The Company has revised its disclosures to reconcile each of the disclosed amounts with the financial statements and has replaced boilerplate disclosures with disclosures that provide insight into the reasons for the changes in reported cash flows.

==================================================================
                Information About AAAC, page 104
        Liquidation if No Business Combination, page 105

40. You refer to Gifted Time Holding as a "potential target business". We are not able to locate any references to this entity in your filing. Please revise your filing according

Response
40. The Company has revised this section to remove the reference to Gifted Time Holdings on page 107.

=================================================================
                  Plan of Operations, page 108

41. We reissue comment 67 in our letter dated October 19, 2007. Please disclose the amount that are currently owed and break such amounts down by entity and state the amount owed to each. Please clarify whether you have obtained waivers. To the extent you have not obtained waivers, clarify whether these claims would be covered by the indemnifications provided by the individuals name in the Form S-1. Provide clear disclosure of the indemnification obligation of the named individuals in this section and discuss the associated risks.

Response
41. The Company has revised this section on page 108 to provide clear disclosure of amounts currently owed to each entity. AAAC accrued expenses as of September 30, 2007 amounted to $383,040 (reference is made to AAAC's 10-QSB for the period ended September 30, 2007). The Company has verbal agreements with each entity listed whereby each entity has agreed to wait until the close of the business transaction for payment of expenses owed.

================================================================
           Off-Balance Sheet Arrangements, page 110

42. We note your response to prior comment 64. As previously noted, the disclosure in the last paragraph is inconsistent with the accounting treatment for warrants in the AAAC financial statement. Please revise your disclosure accordingly to clarify that the warrants do not meet the scope exception in paragraph 11(a) of SFAS 133, and have been accounted for a liabilities under EITF 00-19. In addition, please revise to state why you believe it is appropriate to account for the purchase option as equity. We note your intention to enter into a clarification agreement to this instrument.

Response
42. The Company has revised it disclosure to clarify that the warrants do not meet the scope exception in paragraph 11(a) of SFAS 133, and have been accounted for as liabilities under EITF 00-19. In addition, the Company has revised its disclosure to state why it is appropriate to account for the purchase option as equity.

    The Company intends to enter into a clarification agreement with the holder of the representative's unit purchase option to clarify that the units (or the underlying warrants) were never intended to be settled with cash and if the Company cannot provide registered shares, the holder of the option will accept unregistered shares. Therefore the representative unit purchase option is treated as a portion of permanent equity.

================================================================
         Unaudited Pro Forma Combined Financial Statements,
                       page 111 General

43. We note your response to prior comment 69. However, it appears that numerous computational errors remain in your pro forma financial statements. For example, the pro forma combined retained earnings in each balance sheet on pages 117-118 does not equal the sum of the original amounts plus the pro forma adjustments. Please review each pro forma financial statement for computational and clerical errors, including footing and cross footing, for each row and column presented, and revise as necessary.

Response
43. The Company has reviewed each pro forma financial statement for computational errors as and revised as necessary.

===============================================================
        Unaudited Pro Forma Condensed Combined Statement of Operations General

44. We note your response to prior comment 70 and associated revisions to your pro forma condensed combine statement of operations. Please revise the entries related to depreciation and amortization expense so that they are consistent with the classification of these expenses in Hunan Tongxin's financial statements. In addition, the pro forma statement of income assuming minimum approval on page 114 should be revised so that the format is consistent with the maximum approval statement on page 115.

Response
44. The Company has revised this disclosure to reclassify the entries for depreciation and amortization expense so that they are consistent with the classification in the financial statements of Hunan Tongxin and has revised the format on page 114 so that it is consistent with page 115.

45. We note your response to prior comment 71, but we did not note any related revisions in your filing. Given that the pro forma financial statements reflect net income for the nine months ended September 30, 2007, your disclosure that basic and diluted pro forma earnings per share are equal appears to be inconsistent with SFAS 128. Please tell us how you consider the effect of outstanding dilutive instruments (i/e warrants). revise your disclosures as appropriate, including note (i) to the pro forma financial statements.

Response
45. The Company has revised its disclosure to include the effect of warrants and has amended the diluted pro forma earnings per share calculation. Also, it and has amended note (i) in the pro forma financial statement.

===================================================================
                 Pro Forma Adjustments, page 122

46. Please revise note (g) and note (h) as necessary to provide pro rated amounts for the interim period pro forma condensed combined statements of operations. For example, note (g) is related to amortization expense for a nine month period, but the entry appears to be for a full year of amortization expense.

Response
46. The Company has revised notes (g) and (h) as necessary to provide pro rata amounts for the interim period.

===================================================================
          Note 3-Purchase Accounting Adjustment, page 125

47. We note your response to prior comment 73. in which you state that the 4.5 million shares to be issued to the management of Hunan Tongxin are part of the key employee agreements, requires their continued employment. Given that continued employment is required, please tell us why you believe it is appropriate to account for these shares as part of the purchase price for the acquisition rather than share based compensation under FASA 123 ?, including the specific accounting literature that supports your accounting treatment. Please advice and revise your disclosures to specifically address the accounting treatment for these 4.6 million shares.

Response
47. The Company has described the negotiation process which led to a purchase price of Hunan Tongxin of $65 million ($13 million in cash, 4.5 million shares to retain management and 2 million shares to attain a net income of $9.5 million in 2007). Please refer to the response for comment number 24. Please refer to the response to comment number 19 for the specific accounting literature that supports the accounting treatment.


48. We note that the table on page 126 showing intangible assets and goodwill acquired does not sum to the total presented.

    Please revise

Response
48. The Company has revised the table on page 146 to correct the computational error.

================================================================
                  Directors and Management

49. We note your response to comment 76 in our letter dated October 19, 2007 that there are no compensation agreements or arrangements relating to Messrs. Herren, Wilson and Brophy. Provide a risk factor that shareholders will not know the compensation arrangements at the time they vote on this transaction.

Response
49. The Company revised its filing to provide the following risk factor and has inserted it under the subheading
    "Risks Related to the Ownership of Our Stock" on page 46.

    Compensation Arrangements Relating to Tongxin International
    Officers are Unknown

    Shareholders will not know the scope and cost of compensation arrangement relating to the Tongxin International employment of William Herren and Rudy Wilson at the time shareholders vote on this transaction. The costs of such arrangements are not included in this proxy statement/prospectus.

================================================================
           Beneficial Ownership of Securities, page 135

50. We partially re-issue comment 79 in our letter dated
    October 19, 2007. Please disclose the control person/s) for each entity included in the tables.

Response
50. The Company has updated the information in this section as of December 14, 2007 and for each entity has disclosed the control person(s).

=================================================================
          Shares Eligible for Future Sale, page 141

51. Please clarify that the discussion of the applicability of Rule 144 to a proposed release and provide the current position, as set for in the Ken Worm letter, disclose the SEC's position on Rule 144 sales of blank check companies.

Response
51. The company has amended its filing and disclosed the SEC's position on Rule 144 sales of blank check companies as set forth in the Ken Worm letter as follows:

    It is the view of the SEC that both before and after a business combination with an operating entity, the promoters or affiliates of a blank check company, as well as their transferees are 'underwriters' of the securities issued, and Rule 144 is not available for resale transactions by such promoters or affiliates. Pursuant to Rule 144(i) (2), as amended in Release No: 33-8869 issued December 6, 2007, affiliates of former blank check companies cannot use Rule 144 to sell any unregistered securities until the passage of 12 months from the day the issuer first filed 'Form 10 information' (as defined in Rule 144(i) (3)) with the SEC.

=================================================================
          Delivery of Documents to Stockholders, page 146

52. We note your response to comment 82 in our letter dated
    October 19, 2007. It appears that you have included the text of Item 23 of Schedule 14A in your filing. Please revise your filing to provide the disclosure pursuant to the Item.

Response
52. The Company has revised its disclosure so that it complies with Item 23(b) and (c) of Schedule 14A as follows:

    Pursuant to the rules of the SEC, AAAC and the services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of AAAC annual report to stockholders and AAAC's proxy statement. Upon written or oral request, AAAC will deliver a separate copy of the annual report to stockholder and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of such documents may likewise request that AAAC deliver single copies of such documents in the future. Stockholders may notify AAAC of their requests by calling or writing
    David J.Brophy at its principal executive offices at AAAC, 199 Pierce Street, Suite 202, Birmingham, Michigan, 48009. In addition, AAAC will make available free of change through an Internet website its annual report, quarterly reports, 8-K reports and other SEC filings.

===============================================================
        Where You Can Find More Information, page 147

53. Please identify the reports you file with the commission.
    See Item 9ic) (2) of regulation S-B.

Response
53. The Company files quarterly 10-QSB and annual 10-KSB reports, proxy statements, and other 8K reports with the Commission.

===============================================================
  Asia Automotive Acquisition Corporation Financial Statements,
                            page 151
         Note 2-Summary of Significant Accounting Policies

54. We note your response to prior comment 86. Please tell us when you plan to file the UPO clarification agreement noted in your response.

Response
54. The Company has filed with this Amendment No. 3 the UPO
    Clarification Agreement (UPO) as Annex J.

===============================================================
             Hunan Tongxin Enterprise Co., Ltd.
                         General

55. We note you have made certain revisions to your financial statements. Please tell us how you considered the requirements of SFAS 154 or revise to provide the required response.

Response
55. All changes to the financial statements were due to computational errors that since have been corrected.
    In addition we have updated the interim financial statements to reflect for omissions and the nine month period pending September 30, 2007. In neither of these two cases was SFAS 154 applicable.

===============================================================
               Consolidated Balance Sheets

56. Please revise your financial statements captions as necessary to provide disclosure for all periods presented. For example, it appears that the allowance for doubtful accounts is not presented for September 30, 2007.

Response
56. The Company has revised the Hunan Tongxin financial sttments and has corrected where necessary for all periods presented.

=================================================================
    Consolidated Statements of Income and Comprehensive Income

57. We note your response to our prior comment 88 however we were unable to find the enhancements to the MD&A as indicated. Please revise to disclose the material components of selling, general and demonstrative expenses.

Response
57. The Company has revised its filing and inserted detail regarding the material components of selling, general and administrative expense as Footnote S in the financial statements.

=================================================================
            Consolidated Statement of Cash Flows

58. It appears the statements of cash flows were not revised to reflect the adjusted net income per the statement of income.

    Please revise.

Response
58. The Company has revised the statements of cash flows to provide for the adjusted net income per the statement of income.


59. We note that certain line items have been omitted from the operating section of the statement of cash flows for the years ended December 31, 2006, 2005 and 2004 (e.g.- amortization, depreciation and bad debt expense) and other amounts appear to be incorrectly labeled (e.g.-the amount identified as bad debt expense was identified a amortization in your period filing). Please revise the financial statements to ensure all the amounts are appropriately presented and that the mathematical accuracy of each individual financial statement is verified prior to filing.

Response
59. The Company has revises the statements of cash flows to assure all amounts are appropriately presented and the mathematical accuracy of each statement has been verified.

==================================================================
            Notes to Consolidated Financial Statements
                            General

60. We note that you have not provided footnote disclosures related to the September 30, 2007 and 2006 interim financial statement. Please revise your disclosure as appropriate.

Response
60. The Company has amended the footnote disclosures related to the September 30, 2007 and 2006 interim financial statements in accordance with the form and content of SEC-3140.

==================================================================
  Note 3-Summary of Significant Accounting Policies and Practices
                      C-Revenue Recognition

61. We note your response to our prior comment 90, but did not note the enhancements to your footnotes as indicated. Please provide the appropriate revisions to your footnotes consistent with your response.

Response
61. The Company has amended its filings to provide the appropriate revision to Note 3-C consistent with its response to prior comment 90.

62. We note your response to prior comment 91. In your response you state that the percentage of completion method is not used. However the reference to the percentage of completion method on page 100 has not been removed from your filing.

    Please revise or advise.

Response
62. The Company has revised its filing and removed the reference to percentage of completion method on page 100.

==================================================================
                 D-Shipping and Handling Costs

63. We note your response to prior comment 92, but were unable to locate the noted revisions in your amended filing. Please revise to provide the appropriate revisions to yor footnotes consistent with the response.
    In addition, please explain why you believe that disclosure that the inbound shipping and handling expenses represent 64-75% of selling expenses is relevant if such amounts are classified as cost of sales as indicated in your response. Please explain how such costs are accounted for prior to being charged to cost of sales. If such amounts are not recorded as a component of inventory, please explain how your accounting treatment complies with the requirements of ARB 43, Chapter 4. We may have additional comments after reviewing your response.

Response
63. The company has revised Note 3-D to disclose the amount of shipping and handling expense for each period as follows:

    Costs incurred by Hunan Tongxin for shipping and handling of inbound freight for material is included in Cost of Goods Sold. The cost of outbound freight for finished product is included in SGA as a selling expense and is also included in Gross Revenue. Please refer to response to comment number 37.

                          2004      2005      2006     Nine Months Ended
($Thousands)                                           September 30, 2007
                         -------   --------  -------  ---------------------
Inbound freight expense
charged to Cost of Goods
Sold:                     4,020      4,314    4,114         3,556

Outbound freight for
finished product charged
to SGA:                     541        605      414           589


================================================================
        Note 10-Accrued Expenses and Other Liabilities

64. We note your response to prior comment 94, but were unable to find the enhancements to your footnotes as indicated.
    Please revise to provide the appropriate revisions to your footnotes consistent with your response.

Response
64. The Company has revised its filing and inserted the response to prior comment 94 as follows:

    Advances from customers are amounts received in advance from customers for future delivery of goods from Hunan
    Tongxin and described in detail as follows:

    Advances from customers are advanced receipts from customers where the relevant products have not been delivered or sold. They are not related to transactions where partial performance has occurred but revenue recognition has been deferred.

    Depending upon previous experience, credit worthiness, or the size of an individual customer, Hunan Tongxin may extend credit terms or will receive cash in advance during specific stages of production, or prior to delivery of the finished product, from certain customers, as stated in the commercial contract. Prepayments vary in size and range from covering the cost of purchasing raw material to the total cost of fulfilling a specific production order.

    Advances are recorded as such and reflected as a liability on the balance sheet until such time as delivery of the product to the customer occurs at which time the revenue is recognized and the Liability account is relieved. In fiscal year 2006 the company received cash advances in the aggregate amount of approximately $2.7 million or 4.5 % of total revenues.


=================================================================
                             Part II
                       Undertakings, page 152

65. Please revise your filing to include all the information required pursuant to Item 22(a) of form S-4.

Response

65. The Company has revised its filing to include all the information required pursuant to Item 22(a) of Form S-4 including the following undertakings:

    Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 of the SEC, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

=================================================================
                            Signatures

66. We note that your controller or principal accounting officer did not sign your registration statement or that one of the signatories did not indicate that he signed your registration statement in either capacity. Please revise your registration statement so that it comports with the instructions to the "Signatures" Section of Form S-4.

Response
66. The Company has amended the signature page to provide for the required signature of the principal accounting and chief financial officer.

=================================================================
                   Exchange Act Filings

67. We note your response to comment 95 in our letter dated
    October 19, 2007. Amended filings should be filed with the commission.

Response
67. The Company will amend its Exchange Act filings to reflect changes noted in prior response 95 in the letter dated
    October 19, 2007.


    In connection with the responses to the comments attached, the Company acknowledges that:

    *	The Company is responsible for the adequacy and
        accuracy of the disclosure of the filing;

    *	Staff comments or changes to disclosure in response
        to staff comments do not foreclose the Commission for taking action with respect to the filing; and

    *	The Company may not assert staff comments as a defense
        in any proceedings initiated by the Commission or any person under federal securities laws of the United
        States.


We will follow-up by phone to address any questions or issues you may have with regard to our responses.


Sincerely,


/s/ Paul M. Kavanaugh
    Paul M. Kavanaugh

cc: Damon Cobert
    Pamela Howell
    Ethan Horowitz
    Bill Herren
    Rudy Wilson